----------                                        ------------------------------
  FORM 4                                          OMB Approval
----------                                        ------------------------------
Check this box if no  ----------                  OMB Number:  3235-0287
longer subject to     ----------                  Expires:     January 31, 2005
Section 16. Form 4                                Estimated average burden
or Form 5 obligations may continue.               hours per response....0.5
See Instruction 1(b)                              ------------------------------

                   U. S. SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C. 20549

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
        of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person
     Griffith                        Mark
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      (Last)                        (First)                  (Middle)

                            760 N.W. 107th Avenue
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                                   (Street)

       Miami                           FL                     33172
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      (City)                        (State)                   (Zip)

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2.  Issuer Name and Ticker or Trading Symbol
    LNR Property Corporation  /  LNR
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3.  IRS Identification                  4. Statement for
    Number of                              Month/Year
    Reporting Person, if                     Apr-02
                                        ---------------------------------------
    an entity                           5. If Amendment, Date
    (voluntary)                         of Original (Mo./Yr.)
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6. Relationship of Reporting Person to Issuer

                            (Check all applicable)

_________  Director                     ________  10% Owner
    X      Officer (give                ________  Other (specify
---- ----
               title below)                                  below)
Vice President
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7. Individual of Joint/Group Filing
    X   Form filed by One Reporting Person
   - -
   ___  Form filed by More than One Reporting Person
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
                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title                      2. Trans-  3. Trans-       4. Securities Acquired    5. Amount of        6. Owner-     7. Nature
   of                            action     action          (A) or Disposed of (D)    Securities          ship          of In-
   Security                      Date       Code            (Instr. 3, 4, and 5)      Beneficially        Form:         direct
   (Instr. 3)                    (Mon/      (Instruction                              Owned at            Direct        Bene-
                                            8)
                                 Day/    ----------------------------------------     End of              (D) or        ficial
                                 Yr)                                                  Month               Indirect      Owner (4)
                                            Code/V         Amount / A or D / Price    (Instr. 3 and 4)    (Instr. 4)
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
Common Stock                       N/A          N/A                N/A                            1           I      By Savings Plan
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Common Stock                    4/1/2002       J (2)               (2)                       14,600           D
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Common Stock                       N/A          N/A                N/A                          347           I      By IRA Trust
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Common Stock                       N/A          N/A                N/A                            5           I      By Son
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Restricted Common Stock (1)        N/A          N/A                N/A                       37,500           D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares will vest with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(2) Represents the purchase of 8,162 shares under the 2001 Senior Officer Stock Purchase Plan on 4/1/02 at $29.39 per share. The 8,162 shares were sold on 4/4/02. 2,462 shares were sold at $34.80 per share and 5,700 shares were sold at $34.56 per share.

FORM 4 (continued)     Table II Derivative Securities Acquired, Disposed of,
                                   or Beneficially Owned
                   (e.g. puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security       2.  Conver-         3.  Transac-    4.  Transac-      5. Number of        6.   Date
   (Instr. 3)                             sion or             tion Date       tion Code        Derivative          Exercisable
                                          Exercise            (Month/Day      (Instr. 8)      Securities             and Exp-
                                          Price of            Year)                            Acquired            iration Date
                                          Deriv-                                                (A)  or             (Month/Day
                                          ative                                                Disposed                Year)
                                          Security                                              of (D)

                                                                                             Instr. 3,4,5
                                                                              Code / V        (A)   (D)              Exer/Expir.
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
Common Stock Options                        11.97                 N/A            N/A             N/A          10-31-97 / 06-30-03
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Common Stock Options                         9.92                 N/A            N/A             N/A          10-31-97 / 12-22-04
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Common Stock Options                       24.8125                N/A            N/A             N/A          10-31-98 / 10-30-07
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Common Stock Options                       17.3125                N/A            N/A             N/A          01-01-99 / 12-14-07
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Common Stock Options                       18.15625               N/A            N/A             N/A          01-28-01 / 01-27-10
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Common Stock Options                       26.84375               N/A            N/A             N/A          01-17-02 / 01-16-11
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Common Stock Options                        31.30                 N/A            N/A             N/A          01-02-03 / 01-01-12
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Stock Purchase Agreement (2)                29.39              4/1/2002           X               8,162 (D)   04-01-03 / 04-01-06
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Stock Purchase Agreement (3)                36.12              4/30/2002          I              11,609 (A)   04-01-03 / 04-01-07
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
-----------------------------------------------------------------------------------------------------------------------
          7. Title/Amt.                8.  Price of        9.  Number           10.   Owner-         11.   Nature
                    of                    Derivative         of Deriv-               ship Form           of Indirect
             Underlying                    Security            ative                    of               Beneficial
             Securities                   (Instr. 5)         Securities              Derivative           Ownership
          (Instr 3 & 4)                                      Beneficially            Securities          (Instr. 4)
                                                               Owned at             Beneficially
                                                             End of Month           Owned at End
            Title/Amt.                                        (Instr. 4)              of Month
          or # of shares                                                             (Instr. 4)
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
 Common Stock Options/ 14,797                N/A                  14,797                   D
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 Common Stock Options/  8,221                N/A                   8,221                   D
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 Common Stock Options/ 37,500                N/A                  37,500                   D
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 Common Stock Options/ 26,250                N/A                  26,250                   D
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 Common Stock Options/ 10,000                N/A                  10,000                   D
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 Common Stock Options/ 10,000                N/A                  10,000                   D
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 Common Stock Options/ 10,000                N/A                  10,000                   D
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 Stock Purchase Agreement/ 19,849            N/A                  19,849                   D
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 Stock Purchase Agreement/ 11,609            N/A                  11,609                   D
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

Explanation of Responses:

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

** International misstatements or ommissions of facts constitute Federal
   Criminal Violations.

   See 18 U. S. C. 1001 and 15 U. S. C. 78ff(a).

/s/ Mark A. Griffith                                   5/10/2002
------------------------------------------------------------------
    ** Signature of Reporting Person                   Date
    Mark A. Griffith

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,

          See instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2006, Mr. Griffith will make purchases of LNR common stock. These purchases will total 19,849 shares.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2007, Mr. Griffith will make purchases of LNR common stock. These purchases will total 11,609 shares.

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